[Carrollton Bancorp Letterhead]

November 19, 2012

Via EDGAR

Mr. Amite Pande
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.   20549

Re: Carrollton Bancorp
Form 10-K for the period ended December 31, 2011
Filed March 13, 2012
Form 10-Q for the period ended June 30, 2012
Filed August 14, 2012
  File No. 000-23090

Dear Mr. Pande:

We are in receipt of your letter dated November 2, 2012 providing comments on the referenced filings for Carrollton Bancorp, Inc. (“Carrollton Bancorp” or the “Company”).  Our responses are set forth below and are keyed to the staff’s comment letter.  Each response is preceded by the staff’s comments as numbered in the staff’s letter.  The Company’s filings beginning with its Annual Report on Form 10-K for the year ended December 31, 2012 will include disclosures that are consistent with the responses provided below.

December 31, 2011 Form 10-K

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

General

1. We noted significant actuarial losses in 2011 and 2010 negatively impacted the funded status of your defined benefit plan and other comprehensive income.  Please revise future filings to discuss the reasons for the actuarial losses for each period presented, whether you expect this trend to continue, the variability of these amounts and how it would impact your future operating results and liquidity.

Response

The $2.2 million increase in Carrollton Bancorp’s unfunded pension liability is primarily the result of a $1.8 million increase in the accumulated benefit obligation (ABO) from December 31, 2010 to December 31, 2011. The most significant cause of the increase in the ABO was a decrease in the discount rate assumption used in determining the liability from a discount rate of 5.50% at December 31, 2010 to a discount rate of 4.25% at December 31, 2011. This change was made to reflect the flattening of the yield curve resulting from Federal Reserve monetary policy. The remainder of the change resulted from the payment of benefits and administrative expenses that exceeded the actual return on plan assets.

Future fluctuations will be discussed in the Management Discussion and Analysis section of our reports. Any such fluctuations should be a result of the combination of the actuarial calculation, investment performance and additional contributions made to the plan.

The Company’s defined benefit plan was frozen in 2004. Therefore, no new beneficiaries are entering the plan and existing beneficiaries are not earning additional benefits.

Financial Statements

Note 4. Loans, page 67

2. Please revise future filings to disclose both the balance of your allowance for loan losses and your recorded investment in financing receivables by impairment method (e.g. collectively evaluated, individually evaluated, acquired with deteriorated credit quality) for each loan portfolio segment or tell us where this information is disclosed.  Refer to ASC 310-10-50-11B(g) and (h) and the example disclosure in ASC 310-10-55-7 for guidance.

Response

The Company has disclosed, in Note 4 to its audited consolidated financial statements, the total investment in loans by loan portfolio segment and the investment in individually evaluated loans (impaired loans) by portfolio segment as well as the total allowance for loans losses by portfolio segment and the allowance for loan losses for individually evaluated loans (impaired loans) by portfolio segment. The Company does not have any acquired loans to disclose.

The Company has not specifically disclosed collectively evaluated loans by portfolio segment or the allowance for loan losses associated with collectively evaluated loans by portfolio segment; however this information can be derived from the other information specifically disclosed.

While the Company has not disclosed this information in a manner consistent with the example disclosure in ASC 310-10-55-7, we believe we have provided all information required by ASC 310-10-55-7 and that the information in the examples, to the extent not directly disclosed, is easily derived from the existing disclosures.

3. On page 70, you disclose the same amount of unpaid contractual principal balance and recorded investment for impaired loans at December 31, 2011.  The FASB Master Glossary defines recorded investment as the amount of the investment in a loan, which is not net of a valuation allowance, but which does reflect any direct write-down of the investment.  The unpaid principal balance does not reflect any direct write-down of the investment.  Please confirm to us that your disclosed recorded investment is properly net of any partial charge-off’s or revise future filings for all periods presented to properly disclose this information.

Response

As of December 31, 2011 and the 2012 reporting periods the Company had no impaired loans which had been partially charged-off, so it is correct to state the “Unpaid Contractual Principal Balance” and the “Recorded Investment with Allowance” are equal and are properly disclosed.

4. On page 70, you disclose total impaired loans of $5.9 million at December 31, 2011.  On page 72, you disclose total TDR’s of $9.2 million at December 31, 2011.  Please explain to us why the total of impaired loans is less than your TDR’s considering that generally all TDR’s are required to be disclosed as impaired loans or revise future filings to ensure your impaired loan disclosures include all impaired loans including those that may not require a specific reserve.

Response

The Company defines Impaired Loans as loans where it is probable the Company will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments. ASC 310-10-35-17 allows the creditor to define “impaired loans” in accordance with its “normal loan review” procedures.

The Glossary to ASC 310-40 defines a loan as a Troubled Debt Restructuring “if the creditor for economic or legal reasons related to the debtor's financial difficulties grants a concession to the debtor that it would not otherwise consider”.

In the Company’s opinion, a Troubled Debt Restructuring is not necessarily an Impaired Loan because the “concession(s)” may allow the Company to collect all amounts due.

Any loan that is considered a Troubled Debt Restructuring that is also considered Impaired is included in the totals in both disclosures. This determination is made after a review of projected cash flow and/or underlying collateral value for the restructured note.

5. Please revise future filings to disclose the financial effects (i.e. the change in recorded interest at the time of modification) for each TDR that occurred during the periods presented or tell us where this information is disclosed.  Refer to ASC 310-10-50-33(a)(2) and the example disclosure in ASC 310-10-55-12 for guidance.

Response

The Company will incorporate this disclosure in future filings starting with the Form 10K for the year ended December 31, 2012.The disclosure will follow the example disclosure in ASC 310-10-55-12 with loan type descriptions consistent with the loan typ groupings used elsewhere in footnote 4.

Note 18. Income Taxes, page 86

6. You disclose a deferred tax asset of $6.4 million and a $73 thousand valuation allowance related to capital loss carryforwards at December 31, 2011.  Please tell us in detail and revise future filings to explain how you determined that your remaining deferred tax assets will more likely than not be realized.  Specifically discuss the key facts and circumstances including the nature of the positive and negative evidence you considered in making your determination.  Also discuss the sources of taxable income that you believe will be available to realize your deferred tax asset and to the extent that you are relying upon tax planning strategies or the offset of deferred tax liabilities, disclose that fact and provide a brief description of such strategies.  Refer to guidance starting at ASC 740-10-30-16.

Response

The valuation allowance for capital losses exists because there is no certainty that capital losses realized in 2010 can be utilized against future capital gains.

There is no additional valuation allowance against the remaining net deferred tax asset because the vast majority of items creating the deferred tax asset are GAAP expenses that have not yet been realized as tax deductions. These items include the allowance for loan losses, the unfunded liability of the defined benefit pension plan, unrealized losses and impairment losses on investment securities and impairment losses on foreclosed real estate.

The Company expects that these items will either reverse without creating a tax reportable event, or that the Company will generate sufficient taxable income to offset these associated tax deductible items. This opinion is supported by the fact that the Company has no Federal net operating loss carryforwards and that it was in fact a taxpayer in 2011 and expects to generate taxable income in 2012.As the Company’s earnings return to levels achieved prior to the current economic downturn, taxable income will be sufficient to realize the net deferred tax assets.

June 30, 2012 Form 10-Q

Note 3. Investment Securities

7. Please revise future filings to disclose the information required by ASC 320-10-50-8B.

Response

The Company will incorporate this disclosure in future filings starting with the Form 10-K for the year ended December 31, 2012. The disclosure will include a tabular rollforward of the securities impairment related credit loss recognized in earnings during the period.

Note 9. Fair Value

8. Please tell us in detail and revise future filings to disclose how you consider estimated selling costs and/or discounts for lack of marketability and the age of an appraisal in measuring the fair value of impaired loans and foreclosed real estate.  Also tell us how you considered whether these items represent unobservable inputs that would result in the assets being categorized as level 3.  If you believe these assets should be categorized as level 3, please revise future filings to disclose the information required by ASC 820-10-50.

Response

Foreclosed real estate is appraised at least annually.  Real estate securing impaired loans is generally appraised annually.  Discounts for residential properties with older appraisals are based upon monthly statistics published by the Maryland Association of Realtors®.  Estimates of disposition costs such as taxes, maintenance & security, sales commissions & closing costs are based upon the Company’s recent experience with disposition costs of similar properties.

Management believes the use of Maryland Association of Realtors statistics as well as the use of recent sales experience represents “other inputs that are observable or can be corroborated with observable market data”, and as a result these assets have been categorized as Level 2 inputs in the fair value hierarchy.

Exhibit 31

9. Please revise your certifications in future filings to use the exact form and wording set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations. Specifically, do not include the individual title of the certifying individual at the beginning of the certification.

Management Response

The Company has revised these exhibits to eliminate the titles of the certifying individuals in its future filings beginning with the certifications filed as exhibits to its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be happy to discuss this response with you in order to address any further questions or concerns.  Please call me at (410) 536-7308 if I can be of further assistance.

Sincerely,

/s/ Mark A. Semanie

Mark A. Semanie
Senior Vice President &
Chief Financial Officer